FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

               PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                           FOR THE 7TH OF AUGUST, 2006


                                  MSYSTEMS LTD.
                                  -------------
                  (Translation of registrant's name in English)


                                 7 ATIR YEDA ST.
                             KFAR SABA 44425, ISRAEL
                             -----------------------
                    (Address of principal executive offices)


Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

              Form 20-F      X                          Form 40-F
                        -----------                               ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                                        No     X
                        -----------                               ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-___________________.

EXHIBITS 99.2 AND 99.3 ATTACHED HERETO AND INCORPORATED BY REFERENCE INTO THIS FORM 6-K ARE INCORPORATED BY REFERENCE INTO OUR REGISTRATION STATEMENT ON FORM F-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (REGISTRATION NO. 333-126774).

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                                    CONTENTS

The following documents, which are attached hereto, relating to the Registrant are incorporated by reference herein:


99.1     Press release.

99.2 Condensed Consolidated Balance Sheet of msystems Ltd. as of June 30, 2006 and March 31, 2006.

99.3 Condensed Consolidated Statements of Operations of msystems Ltd. for the three months ended June 30, 2006 and 2005, the three months ended March 31, 2006 and 2005, and the six months ended June 30, 2006 and 2005.

99.4 Reconciliation of GAAP to Non GAAP Operating Results for the three months ended June 30, 2006 and 2005, the three months ended March 31, 2006 and 2005, and the six months ended June 30, 2006 and 2005.





















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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                       MSYSTEMS LTD.
                                            ------------------------------------
                                                       (Registrant)

Date: August 7, 2006                        By: /s/ Donna Gershowitz
      ----------------------                    --------------------------------
                                                Donna Gershowitz
                                                Title: VP, General Counsel

























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